FILED BY ANCHOR BANCORP WISCONSIN INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ANCHOR BANCORP WISCONSIN INC.

COMMISSION FILE NO. 001-34955

Chris Bauer on taking a sinking Anchor to successful sale

By Kiah Lau Haslett

Anchor BanCorp Wisconsin Inc. recently agreed to sell to Old National Bancorp at a premium, capping off its progression from a company weighed down by debt and bad loans to a slimmed-down, recapitalized and healthy institution.

Anchor made progress toward compliance with regulatory enforcement actions, but continued to grapple with high-cost debt and desperately needed a lifeline to meet the required capital ratios. The company ultimately filed for bankruptcy protection in 2013 to facilitate a recapitalization plan, after efforts to proceed on a consensual transaction out of court proved unsuccessful. Private equity investors including Castle Creek, Capital Z and FJ Capital Management bought in at 10 cents a share, raising $175.0 million.

The maneuver worked, recapitalizing the bank and returning it to efficiency and profitability; shares went public in October 2014 at $26.00. And in January 2016, Anchor announced it would sell to Old National for a reported $461.3 million, or 122.6% of tangible book value.

Anchor President and CEO Chris Bauer oversaw the turnaround. He was brought in in 2009 as part of a new senior management team, following an enforcement action. He had a difficult task ahead of him, but ultimately helped guide the bank away from the brink of failure to profitability and sale.

SNL spoke with Bauer after the Old National deal announcement about his time at Anchor; what follows is an edited transcript of that conversation.

SNL Financial: Can you reflect on your time at Anchor? What is your biggest takeaway and what, for you, was the most important thing that the management team did?

Chris Bauer: When we got here, it turned out to be a much bigger challenge than I imagined it would be and it took much longer than I thought it would take. At the very beginning, there was a very good chance that within the first six months that the company could’ve [been closed by regulators], but it [wasn’t]. And from that point forward, we put some strategies and timelines in place, a target of where we wanted to be and five key strategies to focus on, and they worked.

The most important thing is that when I first arrived and hired our chief risk officer, we did a very deep dive into the portfolio and set up very significant reserves and charged off a bit of problem loans. In retrospect, we kind of hit it right: we didn’t have to do a lot of write-offs or provisions after that, and that put us in a more stable position to work on solving the problem credits and strategies to reduce those. It took a while to do that — it’s hard to recruit people into a problem situation — but there were a number of highly seasoned bankers because of other mergers that went on, which it allowed us within the first year to bring on at the executive level a number of very, very experienced people.

Second was to get our arms around the credit problems and identify them. Third was to build risk monitoring systems so we were aware of what was going on. One surprise to people was the improvement in the operating performance and efficiency of the organization: While we were trying to solve the losses and plug the hole on the credit side, we realized the base franchise was valuable and would produce earnings. We clearly needed something to cover the losses we were taking in credit, so we began to focus on our retail banking sector and made the branch operations more efficient costs. We began focusing more on sales. What helped a lot in that context was the refinancing boom that was going on. We were probably doing $1 billion a year in mortgage refinances, so that created a lot of income to cover the losses we were taking elsewhere.

The final thing was to realign the balance sheet. We pretty skillfully shrunk the company. [Assets at Anchor fell from $5.24 billion at June 30, 2009, to $2.24 billion at Sept. 30, 2015.] We basically cut the company in half to keep regulatory ratios above adequately capitalized.

In the second year, we eliminated every single financial deficiency there was in the company. From that point forward really, the only issue we had was a very big problem loan portfolio and not enough capital. As we shrunk the bank, net interest income began to expand. When we got here, the company had been funded with a lot of high-cost [certificates of deposit] — the simple fact of life is that pressure from the regulators to have a lot of liquidity because of a run on the bank caused the company to go out and pay above-market for CDs — and it took us about 2 and a half years to wind that out of our affairs and it probably cost us $80 million. We were paying 80 basis points above peers for a [two-year] period of time. It’s sort of an unintended consequence and it actually hurt the bank more than it helps.

What was the hardest part of the turnaround?

I think the hardest part was actually external forces rather than inside the company. It was really things that were out of my control: issues that came up with regulators and approval processes and we had a very difficult time trying to negotiate something with our lenders and the U.S. Treasury.

Just prior to the reorganization was the most frustrating period for all of us because we knew what we had accomplished, we knew that some people were going to take some losses — that had already happened before we got here — but we just couldn’t get a transaction done. We had multiple recaps proposed over the year that we couldn’t get all our constituencies to agree to.

At the end of the day, some of the earlier [proposed] transactions we had would’ve produced the same amount of economic value for everybody. In the last few years, we started to make commercial loans and grow again, and we felt like a real bank. We still had a lot of criticized assets, and fortunately people did a great job of working them down.

What was it like working with the various regulators at different points during the turnaround?

[Anchor’s turnaround] started from [regulators’] perspective with skepticism and concern, distrust of the organization because things blew up so fast, distrust of the people and reporting systems. So step one was to bring in people who had very strong past records of accomplishment from a regulatory standpoint, so you could build trust with them. In the end, it was an excellent relationship and I think one of the reasons why this bank made it through when it did was because regulators allowed experienced bankers to try and solve the problem.

Private equity was key to the bank’s success. What has your relationship with your recap investors been like and did it come into play as the bank explored strategic options?

That’s true for all types of investors we had: they all have different time horizons and some I suppose are more patient than others. We talked to them openly and they can call us anytime they want to and share their opinions on things and it was an absolutely superb relationship. The five large investors that we had, two of them were sitting on the board and one of them had board observer rights, and they were very, very helpful in giving us advice.

I know there’s a lot of skepticism about private equity in previous years, but in my opinion, they saved major sectors of the banking industry. They’re the ones that brought the capital in and they also bring in a very disciplined thought process. In our case, having a new management team with a lot of experience and then the support of these firms — they have expectations that you get things done and we did — so we had a great relationship even toward the end. No one was pressuring us to sell the company. It was just the right thing at the right time.

Anchor’s credit problems and bankruptcy were well-known throughout the industry. How did you and your management team give potential acquirers faith that the bank had really turned itself around?

By the time we started talking, those numbers had become so small and represented so few numbers of relationships. Once they interacted with our credit people and looked at what we were doing, they realized we were just as conservative as them and maybe in some areas more conservative and that’s what it takes to build that trust. That was an issue years ago, when problem assets were so much bigger, it was hard for people to get their arms around them. Everybody said “How big is the hole?” or “How deep is the hole?” and as you get it smaller and smaller, it’s easier to assess what the risk is.

So what made now the right time to sell?

If we go back when we were trying to raise capital and there was somebody at that time who would’ve come along and acquired the institution in some fashion, it would have been the equivalent of recap and it would’ve solved the problem — but it wasn’t done. We would’ve entertained that when we were under orders to raise capital. One of the solutions could’ve been to sell the company to someone else; we were prepared to do that but there weren’t any parties that would come up with an offer that we could get the bank or Treasury to agree to.

Once we got the recap, then the issue was creating long-term value for the shareholders. I think as far as investors are concerned, we delivered them a handsome return within about two years, and we’ve given them the opportunity if they wish to take Old National stock and see where that goes.

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor BanCorp Wisconsin Inc. and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s or Anchor’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.